Exhibit 99.2

Press Release Brussels / 30 March 2020 / 20.00 CET

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release in member states of the European Economic Area (the “EEA”) and in the United Kingdom (the “UK”) is restricted to at persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). In addition, in the United Kingdom, access to this press release is restricted to “qualified investors” who are (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on (i) in the UK, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the UK, by persons who are not qualified investors. Any investment or investment activity to which this announcement relates is available only to relevant persons in the UK and qualified investors in any member state of the EEA other than the UK. Each recipient also represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services Markets Act 2000, as amended, with respect to anything done by it in relation to any Notes in, from or otherwise involving the UK. The Notes are not being offered to the public in the UK or in the EEA.

Anheuser-Busch InBev Announces Pricing of EUR 4.5 Billion Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that it has completed the pricing of EUR 4.5 billion aggregate principal amount of notes (the “Notes”). The Notes will be issued on 2 April 2020. The Notes comprise the following series:

Title of Securities	7.75-year 2.125% Notes due 2027	12-year 2.875% Notes due 2032	20-year 3.700% Notes due 2040
Aggregate principal amount	EUR 1,000,000,000	EUR 1,750,000,000	EUR 1,750,000,000

Maturity date	2 December 2027	2 April 2032	2 April 2040

Interest payment dates	Annually on 2 December of each year, with short first coupon payable on 2 December 2020	Annually on 2 April of each year, with first coupon payable on 2 April 2021	Annually on 2 April of each year, with first coupon payable on 2 April 2021

Interest Rate	2.125%	2.875%	3.700%

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Press Release Brussels / 30 March 2020 / 20.00 CET

The Notes will be issued by Anheuser-Busch InBev SA/NV (the “Issuer”) and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV. The Notes will be senior, unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The proceeds of the Notes will be used for general corporate purposes. The Notes will be issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 13 December 2019, as supplemented by the supplement dated 24 March 2020.

It is expected that the Notes will be listed in due course on the regulated market of the London Stock Exchange.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

MiFID II product governance/Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

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Press Release Brussels / 30 March 2020 / 20.00 CET

The Notes and the guarantees (together, the “Securities”) have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Securities are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Securities in the United States.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is an advertisement and is not a prospectus for the purposes of the Prospectus Regulation. The Base Prospectus is available at http://www.rns-pdf.londonstockexchange.com/rns/8790W_1-2019-12-13.pdf and the EMTN supplement is available at https://www.rns-pdf.londonstockexchange.com/rns/4067H_1-2020-3-24.pdf. The Final Terms, when published, will be available at https://www.londonstockexchange.com/exchange/news/market-news/market-news-home.html.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Fixed Income Investors

Daniel Strothe

Tel: +1-646-746-9667

E-mail: daniel.strothe@ab-inbev.com

Investors	Media

Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

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Press Release Brussels / 30 March 2020 / 20.00 CET

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 823
E-mail: mariya.glukhova@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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